Filed pursuant to Rule 424(b)(3) and Rule 424(c)
                                                     Registration No. 333-120153

PROSPECTUS SUPPLEMENT NO. 5
(TO PROSPECTUS DATED DECEMBER 15, 2004)

                               YM BIOSCIENCES INC.

                        12,575,218 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated December 15, 2004 related to the offering of up to 12,575,218 shares of YM BioSciences Inc. (the "Corporation") common stock, which may be offered from time to time by certain Selling Shareholders.

                             AGREEMENT TO ACQUIRE
                            DELEX THERAPEUTICS INC.

On April 13, 2005, the Corporation announced that it has entered into a binding agreement, subject to the fulfillment of certain preconditions, in respect of the purchase of DELEX Therapeutics Inc. ("DELEX"), a private clinical stage biotechnology company developing inhalation delivered fentanyl products to treat cancer pain, pursuant to which DELEX will become a wholly-owned subsidiary of the Corporation.

DELEX is advancing AeroLEF(TM), a proprietary technology for the treatment of acute and breakthrough pain, conditions that are common in cancer patients and underserved by existing technology. AeroLEF(TM) is an inhalation delivery system that delivers both free and liposomal encapsulated fentanyl, an opioid drug widely prescribed to treat cancer pain. This product has completed a Phase IIa trial with positive results and further efficacy trials in acute and cancer pain are planned for initiation in 2005.

On  closing  of  the  transaction,  anticipated  to  occur  in  early  May,  the
Corporation will issue to the DELEX shareholders in consideration for their shares and the accompanying working capital in DELEX 1,587,302 common shares. In addition, the Corporation will issue up to 4,603,175 common shares in escrow for the benefit of the DELEX shareholders. These escrowed shares will be released in tranches of approximately 456,349 common shares six, 12, 18 and 24 months following closing. The remaining 2,777,779 escrowed shares will be released from escrow upon achievement of specific milestones including the receipt of an IND for the planned Phase IIb trial, the conclusion of a strategic partnership for further development and commercialization of the product, and upon the initiation of Phase III trials. In addition, on receipt of U.S. regulatory approval, if any, for AeroLEF(TM) or any product using DELEX's technology, the Corporation will make an additional payment to the DELEX shareholders of $4.75 million in cash or common shares or a combination of both.

The principal shareholders of DELEX, in addition to its founders and management, are the New Generation Biotech (Equity) Fund, a fund managed by Genesys Capital Partners, BDC Venture Capital and the Eastern Technology Seed Investment Fund Limited Partnership. Orion Securities and McFarlane Gordon Inc. advised on the transaction.

This prospectus supplement should be read in conjunction with the prospectus dated December 15, 2004, which is to be delivered with this prospectus supplement. You should rely only on the information contained in this prospectus supplement or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                                 April 14, 2005